SPIRIT INTERNATIONAL, INC.

2620 Regatta Drive, Suite 102

Las Vegas, NV 89128

(702) 359-0881

May 14, 2015

Via Edgar

Re:	Spirit International Inc.

Registration Statement on Form S-1

Filed June 27, 2014

File No. 333-197056

After careful consideration and To Whom It May Concern:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Spirit International, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Daylight Time on May 14, 2015, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Eilers Law Group, P.A.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Spirit International, Inc.

By:	/s/ Zur Dadon
Name:	Zur Dedon
Title:	CEO

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